Q4 2019 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

Pan American Silver Reports Record Quarterly Cash Flow from Operations of $129.5 Million in Q4 2019
Quarterly Dividend Increased by 43%

All financial figures are in U.S. dollars unless otherwise indicated.

Vancouver, B.C. - February 19, 2020 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) today reported unaudited financial results for the year-ended December 31, 2019 ("FY 2019") and the fourth quarter ("Q4 2019"). These results are preliminary and could change based on final audited results. Preliminary production results were previously reported on January 15, 2020.

“Strong, low cost production generated operational cash flow of $282 million in 2019, which allowed Pan American to retire $60 million of debt, dividend approximately $29 million to shareholders, invest in new projects such as our La Colorada skarn discovery, and increase our cash position," said Michael Steinmann, President and Chief Executive Officer of the Company. "In 2020, we are expecting silver and gold production growth of approximately 7% and 16%, respectively. Given our business outlook and strong financial position, Pan American's Board of Directors has increased the quarterly dividend by 43% to $0.05 per common share."

Q4 2019 and FY 2019 Highlights:

•	Revenue in Q4 2019 and FY 2019 totaled $404.4 million and $1,350.8 million, respectively.

•	Net cash generated from operating activities in Q4 2019 of $129.5 million was the highest in the Company's history. Net cash generated from operating activities in FY 2019 was $282.0 million.

•
Net earnings in Q4 2019 and FY 2019 were $51.7 million ($0.25 basic earnings per share) and $111.2 million ($0.55 basic earnings per share), respectively. Net earnings in Q4 2019 included a $40.1 million impairment charge related to the Manantial Espejo mine in Argentina due to the increase in export taxes and the challenging business environment in Argentina; partially offset by $33.7 million in investment income, largely related to our approximately 17% equity interest in New Pacific Metals Corp.

•	Adjusted earnings in Q4 2019 and FY 2019 were $68.9 million ($0.33 basic adjusted earnings per share) and $158.0 million ($0.78 basic adjusted earnings per share), respectively.

•	Consolidated annual silver and gold production was 25.9 million ounces and 559.2 thousand ounces, respectively, as previously disclosed on January 15, 2020.

•	Silver Segment Cash Costs and All-in Sustaining Costs ("AISC") in FY 2019 were $6.39 and $10.46 per silver ounce sold, respectively, both of which were within the Company's 2019 annual guidance.

•	Gold Segment Cash Costs and AISC in FY 2019 were $712 and $948 per gold ounce sold, respectively, both of which were below the Company's annual guidance for 2019.

•	Consolidated Silver Basis AISC in FY 2019 was $4.44 per silver ounce sold, which was well below the Company's 2019 annual guidance range of $6.00 to $7.50 per ounce.

•	At December 31, 2019, the Company had a cash and short-term investment balance of $238.3 million and $275.0 million of bank debt. Working capital was $517.2 million.

•	In 2019, Pan American paid $29.3 million in dividends ($0.14 per share).

•
The Board of Directors has approved an increase in the cash dividend from $0.035 to $0.05 per common share, for approximately $10.5 million in aggregate cash dividends, payable on or about March 12, 2020, to holders of record of Pan American’s common shares as of the close on March 2, 2020. Pan American's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada). As is standard practice, the amounts and specific distribution dates of any future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.

PAN AMERICAN SILVER CORP.	1

Q4 2019 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

Cash Costs, AISC, adjusted earnings, basic adjusted earnings per share, and working capital are not generally accepted accounting principle ("non-GAAP") financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.

Fourth Quarter and Year End 2019 Unaudited Results Conference Call and Webcast

Date:	February 20, 2020
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	panamericansilver.com
Callers should dial in 5 to 10 minutes prior to the scheduled start time. The live webcast and presentation slides will be available on the Company's website at panamericansilver.com. An archive of the webcast will also be available for three months.

PAN AMERICAN SILVER CORP.	2

Q4 2019 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

CONSOLIDATED RESULTS

			December 31, 2019	December 31, 2018
Weighted average shares during period (millions)			201.4	153.3
Shares outstanding end of period (millions)			209.8	153.4

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
FINANCIAL
Revenue	$404,379	$173,357	$1,350,759	$784,495
Mine operating earnings (loss)	$98,610	$(4,666)	$229,288	$100,897
Net earnings (loss)	$51,706	$(63,577)	$111,244	$12,041
Basic earnings (loss) per share (1)	$0.25	$(0.42)	$0.55	$0.07
Adjusted earnings (loss) (2)	$68,908	$(2,022)	$157,987	$59,434
Basic adjusted earnings (loss) per share (1)	$0.33	$(0.01)	$0.78	$0.39
Net cash generated from operating activities	$129,473	$11,930	$282,028	$154,978
Net cash generated from operating activities before changes in working capital (2)	$124,727	$16,827	$309,972	$159,239
Sustaining capital expenditures	$46,187	$31,150	$179,096	$106,913
Project capital expenditures	$9,504	$13,151	$43,627	$44,702
Cash dividend per share	$0.035	$0.035	$0.140	$0.140
PRODUCTION
Silver (thousand ounces)	6,622	6,127	25,886	24,775
Gold (thousand ounces)	173.9	37.2	559.2	178.9
Zinc (thousand tonnes)	16.6	18.5	67.6	64.8
Lead (thousand tonnes)	7.2	6.3	27.3	22.4
Copper (thousand tonnes)	2.3	2.2	8.7	9.8
CASH COSTS (2) ($/ounce)
Silver Segment	7.80	5.82	6.39	3.36
Gold Segment	693	n/a	712	n/a
AISC (2) ($/ounce)
Silver Segment	11.37	14.69	10.46	9.48
Gold Segment	901	n/a	948	n/a
Consolidated Silver Basis	1.04	16.19	4.44	10.77
Average realized prices
Silver ($/ounce)(3)	17.84	14.35	16.34	15.61
Gold ($/ounce)(3)	1,479	1,232	1,406	1,272
Zinc ($/tonne)(3)	2,325	2,508	2,535	2,846
Lead ($/tonne)(3)	2,078	1,914	1,997	2,189
Copper ($/tonne)(3)	5,840	6,098	5,973	6,519

(1)	Per share amounts are based on basic weighted average common shares.

(2)
Non- GAAP measures: Cash Costs, All-in Sustaining Costs (AISC), adjusted earnings, basic adjusted earnings per share, and net cash generated from operating activities before changes in working capital are non-GAAP financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.

(3)	Metal prices stated are inclusive of final settlement adjustments on concentrate sales.

PAN AMERICAN SILVER CORP.	3

Q4 2019 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

2019 Annual Results Compared to 2019 Forecast
The Company's 2019 annual production, Cash Costs, AISC and capital expenditures compared to Management's most recent annual forecast amounts are as follows:

	2019 Actual	Forecast Range (1)
Production
Silver (million ounces)	25.9	25.3 - 26.3
Gold (thousand ounces)	559.2	550.0 - 600.0
Zinc (thousand tonnes)	67.6	65.0 - 67.0
Lead (thousand tonnes)	27.3	24.0 - 25.0
Copper (thousand tonnes)	8.7	9.8 - 10.3
Cash Costs(2) ($/ounce)
Silver Segment	6.39	6.00 - 7.00
Gold Segment	712	725 - 775
Consolidated Silver Basis	(4.89)	(5.50) - (3.80)
AISC(2) ($/ounce)
Silver Segment	10.46	9.50 - 11.00
Gold Segment	948	1,000 - 1,100
Consolidated Silver Basis	4.44	6.00 - 7.50
Capital Expenditures ($ millions)
Sustaining Capital	179.1	203.0 - 213.0
Project Capital	43.6	45.0
Total Capital	222.7	248.0 - 258.0

(1)
Forecast amounts represent Management's most recent annual forecasts made or reaffirmed in the Company's Management Discussion and Analysis (MD&A) for the third quarter of 2019, dated November 6, 2019.

(2)
Cash Costs and AISC are non-GAAP measures. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of this news release for a detailed description of these measures and where appropriate a reconciliation.

PAN AMERICAN SILVER CORP.	4

Q4 2019 NEWS RELEASE Consolidated Statements of Financial Position (Unaudited in thousands of U.S. dollars)

	December 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	$120,564	$138,510
Short-term investments	117,776	74,004
Trade and other receivables	168,753	96,091
Income taxes receivable	17,209	13,108
Inventories	346,507	214,465
Derivative financial instruments	1,272	640
Prepaid expenses and other current assets	16,838	11,556
	788,919	548,374
Non-current assets
Mineral properties, plant and equipment	2,504,901	1,301,002
Inventories	24,209	—
Long-term refundable tax	17,900	70
Deferred tax assets	36,447	12,244
Investment in associates	84,319	70,566
Goodwill & other assets	4,987	5,220
Total Assets	$3,461,682	$1,937,476

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$225,330	$131,743
Derivative financial instruments	—	51
Current portion of provisions	7,372	5,072
Current portion of lease obligations	14,198	5,356
Income tax payable	24,770	8,306
	271,670	150,528
Non-current liabilities
Long-term portion of provisions	188,012	70,083
Deferred tax liabilities	176,808	148,819
Long-term portion of lease obligations	27,010	1,320
Debt	275,000	—
Deferred revenue	12,542	13,288
Other long-term liabilities	27,754	25,425
Share purchase warrants	15,040	14,664
Total Liabilities	993,836	424,127

Equity
Capital and reserves
Issued capital	3,123,514	2,321,498
Reserves	94,274	22,573
Investment revaluation reserve	—	208
Deficit	(754,689)	(836,067)
Total Equity attributable to equity holders of the Company	2,463,099	1,508,212
Non-controlling interests	4,747	5,137
Total Equity	2,467,846	1,513,349
Total Liabilities and Equity	$3,461,682	$1,937,476

PAN AMERICAN SILVER CORP.	5

Q4 2019 NEWS RELEASE Consolidated Income Statements (Unaudited in thousands of U.S. dollars except per share amounts)

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019 (1)	2018
Revenue	$404,379	$173,357	$1,350,759	$784,495
Cost of sales
Production costs	(229,594)	(136,177)	(841,297)	(515,636)
Depreciation and amortization	(68,239)	(37,245)	(253,453)	(147,289)
Royalties	(7,936)	(4,601)	(26,721)	(20,673)
	(305,769)	(178,023)	(1,121,471)	(683,598)
Mine operating earnings (loss)	98,610	(4,666)	229,288	100,897

General and administrative	(10,009)	(5,450)	(31,752)	(22,649)
Exploration and project development	(2,562)	(3,509)	(11,684)	(11,138)
Mine care and maintenance	(8,008)	—	(23,662)	—
Foreign exchange gains (losses)	2,970	406	(5,003)	(9,326)
Impairment charges	(40,050)	(27,789)	(40,050)	(27,789)
Gains on commodity and foreign currency contracts	1,564	524	3,315	4,930
Gains (losses) on sale of mineral properties, plant and equipment	1,040	(56)	3,858	7,973
Share of income (loss) from associate and dilution gain	14,246	(182)	15,245	13,679
Transaction and integration costs	197	(10,229)	(7,515)	(10,229)
Other expense	(5,754)	(2,795)	(4,936)	(3,659)
Earnings (loss) from operations	52,244	(53,746)	127,104	42,689

Loss on derivatives	—	(60)	(14)	(1,078)
Investment income (loss)	33,741	(1,428)	84,704	(284)
Interest and finance expense	(8,327)	(2,305)	(29,282)	(8,139)
Earnings (loss) before income taxes	77,658	(57,539)	182,512	33,188
Income tax expense	(25,952)	(6,038)	(71,268)	(21,147)
Net earnings (loss) for the period	$51,706	$(63,577)	$111,244	$12,041

Attributable to:
Equity holders of the Company	51,927	(63,809)	110,738	10,294
Non-controlling interests	(221)	232	506	1,747
	$51,706	$(63,577)	$111,244	$12,041

Earnings (loss) per share attributable to common shareholders
Basic earnings (loss) per share	$0.25	$(0.42)	$0.55	$0.07
Diluted earnings (loss) per share	$0.25	$(0.42)	$0.55	$0.07
Weighted average shares outstanding (in 000’s) Basic	209,671	153,352	201,397	153,315
Weighted average shares outstanding (in 000’s) Diluted	209,873	153,504	201,571	153,522

(1)
The purchase price allocation (“PPA") for the Tahoe acquisition was finalized in Q4 2019, and the previously reported $30.5 million bargain purchase gain was removed from 2019 net income; as such, net income for the three months ended March 31, 2019 (“Q1 2019”) will be restated to reflect this $30.5 million reduction to previously reported Q1 2019 net income.

PAN AMERICAN SILVER CORP.	6

Q4 2019 NEWS RELEASE Consolidated Statements of Comprehensive Income (Unaudited in thousands of U.S. dollars)

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
Net earnings (loss) for the period	$51,706	$(63,577)	$111,244	$12,041
Items that may be reclassified subsequently to net earnings:
Unrealized net gains on short-term investments (net of $nil tax in 2019 and 2018)	—	332	—	993
Reclassification adjustment for realized gains on short-term investments to earnings	—	(294)	(208)	(788)
Total comprehensive earnings (loss) for the period	$51,706	$(63,539)	$111,036	$12,246

Total comprehensive earnings (loss) attributable to:
Equity holders of the Company	$51,927	$(63,771)	$110,530	$10,499
Non-controlling interests	(221)	232	506	1,747
	$51,706	$(63,539)	$111,036	$12,246

PAN AMERICAN SILVER CORP.	7

Q4 2019 NEWS RELEASE Consolidated Statements of Cash Flows (Unaudited in thousands of U.S. dollars)

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
Cash flow from operating activities
Net earnings (loss) for the period	$51,706	$(63,577)	$111,244	$12,041

Current income tax expense	36,433	9,999	92,129	53,901
Deferred income tax recovery	(10,481)	(3,961)	(20,861)	(32,754)
Interest expense (recovery)	4,762	117	16,879	(678)
Depreciation and amortization	68,239	37,245	253,453	147,289
Impairment charges	40,050	27,789	40,050	27,789
Accretion on closure and decommissioning provision	2,583	1,631	9,903	6,524
Unrealized foreign exchange (gains) losses	(1,395)	(348)	6,057	10,337
(Gain) loss on sale of mineral properties, plant and equipment	(1,040)	56	(3,858)	(7,973)
Other operating activities	(47,630)	19,824	(96,277)	17,724
Changes in non-cash operating working capital	4,746	(4,897)	(27,944)	(4,261)
Operating cash flows before interest and income taxes	$147,973	$23,878	$380,775	$229,939

Interest paid	(4,038)	(417)	(16,944)	(1,684)
Interest received	75	561	776	1,944
Income taxes paid	(14,537)	(12,092)	(82,579)	(75,221)
Net cash generated from operating activities	$129,473	$11,930	$282,028	$154,978

Cash flow from investing activities
Payments for mineral properties, plant and equipment	$(50,319)	$(42,302)	$(205,807)	$(144,348)
Tahoe acquisition (1)	—	—	(247,479)	—
Acquisition of mineral interests	—	—	(1,545)	(7,500)
Net (purchase of) proceeds from sale of short-term investments	(1,849)	(10,020)	39,727	(25,554)
Proceeds from sale of mineral properties, plant and equipment	103	4	10,267	15,781
Net proceeds from commodity, diesel fuel swaps, and foreign currency contracts	518	1,289	2,669	2,449
Net cash used in investing activities	$(51,547)	$(51,029)	$(402,168)	$(159,172)

Cash flow from financing activities
Proceeds from issue of equity shares	$1,171	$—	$2,781	$1,081
Distributions to non-controlling interests	(10)	(1,158)	(924)	(2,020)
Dividends paid	(7,337)	(5,366)	(29,332)	(21,284)
Proceeds from credit facility	—	—	335,000	—
Repayment of credit facility	(40,000)	—	(185,000)	—
Repayment of short-term loans	—	—	—	(3,000)
Payment of lease obligations	(5,726)	(2,223)	(19,270)	(7,911)
Net cash (used in) generated from financing activities	$(51,902)	$(8,747)	$103,255	$(33,134)
Effects of exchange rate changes on cash and cash equivalents	(173)	(68)	(1,061)	(115)
Net increase (decrease) in cash and cash equivalents	25,851	(47,914)	(17,946)	(37,443)
Cash and cash equivalents at the beginning of the period	94,713	186,424	138,510	175,953
Cash and cash equivalents at the end of the period	$120,564	$138,510	$120,564	$138,510

(1)
On February 22, 2019, the Company completed the acquisition of 100% of the issued and outstanding shares of Tahoe Resources Inc. ("Tahoe"). The cash invested represents consideration paid to Tahoe shareholders of $275 million net of cash received.

PAN AMERICAN SILVER CORP.	8

Q4 2019 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

INDIVIDUAL MINE OPERATION RESULTS
The operating metrics, Cash Costs, AISC, and sustaining capital cash outflows for each of the Company's operating mines for the three and twelve months ending December 31, 2019, and 2018, are included in the following tables. Cash Costs and AISC are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. A detailed description and reconciliation of these measures to cost of sales is included in the "Alternative Performance (Non-GAAP) Measures" section of this news release.
La Colorada mine

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
Tonnes milled - kt	197.1	187.4	768.7	726.0
Average silver grade – grams per tonne	358	375	361	358
Average zinc grade - %	2.85	3.10	3.10	2.83
Average lead grade - %	1.70	1.50	1.65	1.40
Production:
Silver – koz	2,080	2,074	8,206	7,617
Gold – koz	1.28	1.16	4.61	4.40
Zinc – kt	4.85	5.09	20.97	17.79
Lead – kt	2.92	2.44	11.15	8.84

Cash cost per ounce net of by-products	$4.30	$2.46	$2.99	$2.26
Sustaining capital - (’000s)	$1,957	$5,364	$9,721	$15,462
AISC	$5.80	$5.93	$4.54	$4.63
Payable silver sold - koz	1,770	1,780	7,583	7,069

Dolores mine

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
Tonnes placed - kt	1,856.7	1,818.5	6,777.0	6,903.3
Average silver grade – grams per tonne	42	25	38	31
Average gold grade – grams per tonne	0.62	0.68	0.60	0.85
Production:
Silver – koz	1,287	824	5,122	4,081
Gold – koz	26.1	29.4	117.6	136.6

Cash cost per ounce net of by-products	$2.64	$6.30	$3.09	$(1.81)
Sustaining capital - (’000s)	$8,106	$13,255	$49,660	$48,842
AISC	$9.33	$35.36	$15.45	$16.36
Payable silver sold - koz	1,402	870	4,924	4,205

PAN AMERICAN SILVER CORP.	9

Q4 2019 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

Huaron mine

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
Tonnes milled - kt	252.3	252.0	994.0	935.0
Average silver grade – grams per tonne	140	142	142	142
Average zinc grade - %	2.49	2.49	2.38	2.44
Average lead grade - %	1.32	1.22	1.22	1.18
Average copper grade - %	0.85	0.78	0.81	0.76
Production:
Silver – koz	935	965	3,796	3,561
Gold – koz	0.21	0.22	0.97	0.79
Zinc – kt	4.95	4.82	18.07	17.38
Lead – kt	2.50	2.16	9.22	8.05
Copper – kt	1.57	1.52	6.02	5.44

Cash cost per ounce net of by-products	$5.34	$2.42	$4.15	$1.79
Sustaining capital cash outflows - (’000s)	$2,834	$6,099	$10,936	$17,761
AISC	$9.44	$9.71	$7.74	$7.95
Payable silver sold – koz	736	858	3,253	3,094

Morococha mine(1)

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
Tonnes milled – kt	176.5	163.0	686.2	672.0
Average silver grade – grams per tonne	112	154	126	149
Average zinc grade - %	3.55	4.02	3.76	3.80
Average lead grade - %	1.17	1.09	1.21	0.92
Average copper grade - %	0.44	0.44	0.44	0.66
Production:
Silver – koz	554	740	2,456	2,881
Gold – koz	0.23	0.19	1.39	2.09
Zinc – kt	5.46	5.78	22.50	22.17
Lead – kt	1.61	1.40	6.56	4.69
Copper – kt	0.46	0.45	1.83	3.30

Cash cost per ounce net of by-products	$10.85	$(0.58)	$4.35	$(4.43)
Sustaining capital (100%) - (’000s)	$3,945	$4,357	$12,599	$15,038
AISC	$18.83	$6.19	$10.08	$1.59
Payable silver sold (100%) - koz	515	674	2,335	2,652

(1)	Production figures are for Pan American’s 92.3% share only, unless otherwise noted.

PAN AMERICAN SILVER CORP.	10

Q4 2019 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

San Vicente mine(1)

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
Tonnes milled – kt	91.1	88.3	349.7	332.9
Average silver grade – grams per tonne	328	372	345	362
Average zinc grade - %	1.80	3.66	2.16	2.77
Average lead grade - %	0.15	0.32	0.14	0.34
Average copper grade - %	0.30	0.37	0.31	0.40
Production:
Silver – koz	877	937	3,528	3,544
Gold – koz	0.13	0.12	0.48	0.50
Zinc – kt	1.31	2.82	6.01	7.47
Lead – kt	0.13	0.26	0.42	0.78
Copper – kt	0.22	0.22	0.85	1.02

Cash cost per ounce net of by-products	$14.38	$10.20	$11.77	$9.83
Sustaining capital (100%) - (’000s)	$2,048	$1,637	$4,960	$6,983
AISC	$16.50	$13.59	$13.08	$12.20
Payable silver sold (100%) - koz	1,001	502	4,003	3,054

(1)	Production figures are for Pan American’s 95.0% share only, unless otherwise noted.

Manantial Espejo mine

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
Tonnes milled - kt	186.5	198.5	708.6	804.4
Average silver grade – grams per tonne	150	95	127	135
Average gold grade – grams per tonne	1.21	0.98	1.08	1.42
Production:
Silver – koz	817	587	2,599	3,092
Gold – koz	6.71	6.19	22.41	34.55

Cash cost per ounce net of by-products	$15.47	$23.03	$19.59	$14.83
Sustaining capital - (’000s)	$696	$436	$2,757	$2,827
AISC	$16.94	$27.94	$18.43	$16.83
Payable silver sold - koz	928	615	2,460	3,086

PAN AMERICAN SILVER CORP.	11

Q4 2019 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

Gold Segment Mines

	Three months ended December 31, 2019			Year ended December 31, 2019
	Shahuindo	La Arena	Timmins(1)	Shahuindo	La Arena	Timmins(1)
Tonnes milled - kt	3,449.4	5,311.8	473.9	11,218.8	11,189.7	1,480.7
Average silver grade – grams per tonne	7	—	—	8	—	—
Average gold grade – grams per tonne	0.58	0.41	3.17	0.60	0.41	3.18
Production:
Silver – koz	54.21	10.81	5.53	136.62	26.16	17.53
Gold – koz	43.52	48.43	47.33	145.37	122.52	143.77

Cash cost per ounce net of by-products	$605	$580	$884	$570	$644	$904
Sustaining capital - (’000s)	$14,156	$8,382	$4,066	$29,873	$47,557	$11,035
AISC	$970	$764	$984	$807	$1,042	$998
Payable gold sold - koz	39.85	48.06	46.40	133.30	124.21	143.30

(1)	Timmins refers to the Timmins West and Bell Creek mines.
ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
Per Ounce Measures

Cash Costs and AISC are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

Pan American produces by-product metals incidentally to our silver and gold mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver and gold, our primary payable metals, after deducting revenues gained from incidental by-product production. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.

Silver segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold. Consolidated Cash Costs and AISC are based on total silver ounces sold and are net of by-product credits from all metals other than silver ("silver basis consolidated by-product credits").

Prior period cash costs per ounce reported in previous news releases and MD&As were based on cash costs per ounce of payable silver produced and were net of by-product credits calculated with average market prices applied to all metals produced other than silver. Given the increased complexity of the business with the addition of the new gold operations, the Company determined that conforming the calculation of Cash Costs with a consistent method to that used for AISC, using realized by-product sales as by-product credits and based on per ounce of silver sold, would provide a more consistent per-ounce measure; as such, the comparative Cash Costs amounts in this MD&A have been quantified using the current methodology and are different from those previously reported. As shown in the detailed quantification of consolidated AISC below, corporate general and administrative expense, and exploration and project development expenses are included in the calculation of consolidated (silver basis) AISC, but are not allocated amongst the operations and thus are not included in either the silver or gold segment AISC totals. In prior years these costs were similarly included only in the consolidated all-in-sustaining costs per silver ounce sold ("AISCSOS") metrics and not allocated to each mine's AISCSOS amount; as such, consolidated AISCSOS in previous years included such costs, where total silver segment AISC in the current period does not. A

PAN AMERICAN SILVER CORP.	12

Q4 2019 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

detailed description of how previously reported Cash Costs were quantified is provided in the Company's prior period MD&As.

Cash costs per ounce metrics, net of by-product credits, is used extensively in our internal decision making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry. Cash costs per ounce is conceptually understood and widely reported in the mining industry.

We believe that AISC, also calculated net of by-products, is a comprehensive measure of the full cost of operating our business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated cash flow.

To facilitate a better understanding of these measure as calculated by the Company, the following tables provide the detailed reconciliation of these measure to the applicable cost items as reported in the consolidated financial statements for the respective periods. All operating results from the mines acquired in the Tahoe acquisition only include results from February 22, 2019 to December 31, 2019 and the year-to-date amounts do not represent a full twelve months of operations.

PAN AMERICAN SILVER CORP.	13

Q4 2019 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

Consolidated Cash Costs and AISC:

	Three months ended December 31, 2019				Three months ended December 31, 2018(1)
(In thousands of USD, except as noted)	Silver Segment	Gold Segment	Corporate	Consolidated (silver basis)(2)	Silver Segment	Corporate	Consolidated (silver basis)
Production Costs	136,443	93,151		229,594	132,334		132,334
Purchase Price Allocation Inventory Fair Value Adjustment		(1,683)		(1,683)
Net Realizable Value Adjustments	(486)	—		(486)	(13,263)		(13,263)
Direct Operating Costs	135,957	91,468		227,425	119,070		119,070
Royalties	6,024	1,912		7,936	4,601		4,601
Smelting, refining and other direct selling charges (3)	21,148	326		21,474	14,614		14,614
Cash Costs before By-product Credits	163,129	93,706		256,835	138,285		138,285
Silver segment by-product credits (3)	(113,555)	—		—	(107,468)
Gold segment by-product credits (3)	—	(690)		—	—
Consolidated silver basis by-product credits (3)	—	—		(312,015)	—		(107,468)
Cash Costs	49,573	93,016		(55,180)	30,817		30,817

Net Realizable Value Adjustments	486	—		486	13,263		13,263
Sustaining capital (1)	19,584	26,603		46,187	31,150		31,150
Exploration	929	633	1,000	2,562	1,133	2,375	3,509
Reclamation cost accretion	1,652	777	154	2,583	1,475	156	1,631
General & Administrative expense	—	—	10,009	10,009		5,450	5,450
All In Sustaining Costs	72,225	121,029	11,163	6,648	77,839	7,981	85,821

Silver Segment Silver Ounces Sold	6,352	—		—	5,299		—
Gold Segment Gold Ounces Sold	—	134		—	—		—
Total Silver Ounces Sold	—	—		6,392	—		5,299
Cash Costs per Ounce Sold (4)	7.80	693		(8.63)	5.82		5.82
All-In Sustaining Costs per Ounce Sold	11.37	901		1.04	14.69		16.19
All-In Sustaining Costs per Ounce Sold (Excludes NRV Adj.) (6)	11.29	901		0.96	12.19		13.69

(1)
2018 AISC per ounce sold included in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the Company to calculate the 2019 AISC per ounce sold. The change in methodology relates to the sustaining capital calculation to account for the adoption of IFRS 16, and the inclusion of lease payments. Previously, leased assets were included as sustaining capital in the period of acquisition, while future related lease payments were excluded.

(2)
Consolidated silver basis calculated by treating all revenues from metals other than silver, including gold, as a by-product credit in Cash Costs. Total silver basis consolidated by-product credits include all silver segment by-product credits, as well as gold revenues from the Gold Segment mines as by-products. Total silver ounces sold likewise includes silver ounces sold from Gold Segment operations.

See next page for Notes 3, 4, 5 and 6.

PAN AMERICAN SILVER CORP.	14

Q4 2019 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

	Year ended December 31, 2019(5)				Year ended December 31, 2018(1)
(In thousands of USD, except as noted)	Silver Segment	Gold Segment (5)	Corporate	Consolidated (silver basis)(2)	Silver Segment	Corporate	Consolidated (silver basis)
Production Costs	516,642	324,655		841,297	511,793		511,793
Purchase Price Allocation Inventory Fair Value Adjustment		(43,395)		(43,395)
Net Realizable Value Adjustments	356	—		356	(24,329)		(24,329)
Direct Operating Costs	516,998	281,260		798,257	487,463		487,463
Royalties	21,413	5,308		26,721	20,673		20,673
Smelting, refining and other direct selling charges (3)	72,898	953		73,851	53,119		53,119
Cash Costs before By-product Credits	611,309	287,521		898,829	561,255		561,255
Silver segment by-product credits (3)	(454,472)	—		—	(483,325)
Gold segment by-product credits (3)	—	(1,968)		—	—
Consolidated silver basis by-product credits (3)	—	—		(1,019,548)	—		(483,325)
Cash Costs	156,836	285,553		(120,718)	77,930		77,930

Net Realizable Value Adjustments	(356)	—		(356)	24,329		24,329
Sustaining capital (1)	90,632	88,464		179,096	106,913		106,913
Exploration	3,195	3,404	3,204	9,803	4,476	6,661	11,138
Reclamation cost accretion	6,605	2,637	661	9,903	5,902	622	6,524
General & Administrative expense			31,752	31,752		22,649	22,649
All In Sustaining Costs	256,913	380,058	35,617	109,480	219,551	29,932	249,484

Silver Segment Silver Ounces Sold	24,559	—		—	23,160		—
Gold Segment Gold Ounces Sold	—	401		—	—		—
Total Silver Ounces Sold	—	—		24,676	—		23,160
Cash Costs per Ounce Sold (4)	6.39	712		(4.89)	3.36		3.36
All-In Sustaining Costs per Ounce Sold	10.46	948		4.44	9.48		10.77
All-In Sustaining Costs per Ounce Sold (Excludes NRV Adj.) (6)	10.48	948		4.45	8.43		9.72
Notes 1 and 2 provided on previous page.

(3)	Included in the revenue line of the consolidated income statements. By-product credits are reflective of realized metal prices for the applicable periods.

(4)
Cash costs per ounce sold are calculated based on Cash Costs, net of by-product credits divided by per ounce of silver sold and are therefore different than previously reported 2018 "Cash Costs" which were calculated based on cash costs net of by-product credits divided by payable silver ounces produced. The 2018 cash costs per ounce sold included in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the Company to calculate the 2019 Cash Cost per ounce sold.

(5)
All operating results from the mines acquired in connection with the acquisition of Tahoe Resources Inc. are only from February 22, 2019 to December 31, 2019, and do not represent a full twelve months of operations.

(6)	The Company makes net realizable value ("NRV") adjustments, when necessary, to ensure inventory costs do not exceed their estimated selling prices less the estimated costs of completion and sale.

PAN AMERICAN SILVER CORP.	15

Q4 2019 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

Sustaining capital is included in AISC, while capital related to growth projects or acquisitions (referred to by the Company as project or investment capital) is not. Inclusion of only sustaining capital in the AISC measure reflects the capital costs associated with current ounces sold as opposed to project capital, which is expected to increase future production.

Reconciliation of payments for mineral properties, plant and equipment and sustaining capital	Three months ended December 31,		Year ended December 31,
(in thousands of USD)	2019	2018	2019	2018
Payments for mineral properties, plant and equipment(1)	50,319	42,302	205,807	144,348
Add/(Subtract)
Advances received for leases	5,726	2,223	19,270	7,911
Non-Sustaining capital	(9,857)	(13,375)	(45,980)	(45,346)
Sustaining Capital	46,187	31,150	179,096	106,913

(1)	As presented on the unaudited interim consolidated statements of cash flows.

PAN AMERICAN SILVER CORP.	16

Q4 2019 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

Silver Segment Cash Costs and AISC by mine:

SILVER SEGMENT	Three months ended December 31, 2019
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	18,049	42,949	19,680	19,787	12,336	23,642	136,443
NRV inventory adjustments	—	(435)	—	—	—	(51)	(486)
On-site direct operating costs	18,049	42,513	19,680	19,787	12,336	23,591	135,957
Royalties	179	2,126	—	—	3,494	224	6,024
Smelting, refining & direct selling costs	4,775	21	5,592	4,091	4,509	2,160	21,148
Cash Costs before by-product credits	23,003	44,660	25,272	23,878	20,339	25,975	163,128
Silver segment by-product credits	(15,399)	(40,958)	(21,339)	(18,296)	(5,942)	(11,621)	(113,555)
Cash Costs	7,604	3,702	3,934	5,582	14,396	14,354	49,572

NRV inventory adjustments	—	435	—	—	—	51	486
Sustaining capital	1,957	8,106	2,834	3,945	2,048	696	19,584
Exploration and project development	565	274	—	51	—	39	929
Reclamation cost accretion	144	560	181	109	78	580	1,652
All-in sustaining costs	10,269	13,077	6,949	9,687	16,522	15,720	72,224

Silver segment silver ounces sold (koz)	1,770	1,402	736	515	1,001	928	6,352
Cash cost per ounce sold	4.30	2.64	5.34	10.85	14.38	15.47	7.80
AISC per ounce sold	5.80	9.33	9.44	18.83	16.50	16.94	11.37
AISC per ounce sold (excluding NRV inventory adjustments)	5.80	9.02	9.44	18.83	16.50	16.88	11.29

SILVER SEGMENT(1)	Three Months Ended December 31, 2018
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	16,947	51,107	19,707	16,096	6,984	21,494	132,334
NRV inventory adjustments	—	(11,440)	—	—	—	(1,822)	(13,263)
On-site direct operating costs	16,947	39,667	19,707	16,096	6,984	19,671	119,070
Royalties	130	1,642	—	—	2,554	275	4,601
Smelting, refining & direct selling costs	2,050	31	6,061	2,524	1,816	2,132	14,614
Cash Costs before by-product credits	19,127	41,340	25,768	18,620	11,354	22,078	138,285
Silver segment by-product credits	(14,749)	(35,862)	(23,696)	(19,013)	(6,231)	(7,917)	(107,468)
Cash Costs	4,378	5,479	2,073	(394)	5,123	14,161	30,817

NRV inventory adjustments	—	11,440	—	—	—	1,822	13,263
Sustaining capital	5,364	13,255	6,099	4,357	1,637	436	31,150
Exploration and project development	711	241	7	123	—	51	1,133
Reclamation cost accretion	114	351	152	87	63	708	1,475
All-in sustaining costs	10,567	30,766	8,331	4,173	6,823	17,178	77,839

Silver segment silver ounces sold (koz)	1,780	870	858	674	502	615	5,299
Cash cost per ounce sold(2)	2.46	6.30	2.42	(0.58)	10.20	23.03	5.82
AISC per ounce sold	5.93	35.36	9.71	6.19	13.59	27.94	14.69
AISC per ounce sold (excluding NRV inventory adjustments)	5.93	22.21	9.71	6.19	13.59	24.98	12.19

PAN AMERICAN SILVER CORP.	17

Q4 2019 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

SILVER SEGMENT	Year ended December 31, 2019
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	74,544	183,058	76,962	73,396	46,456	62,226	516,642
NRV inventory adjustments	—	(7,885)	—	—	—	8,240	356
On-site direct operating costs	74,544	175,174	76,962	73,396	46,456	70,466	516,998
Royalties	595	8,264	—	—	11,348	1,206	21,413
Smelting, refining & direct selling costs	17,420	106	21,088	15,675	11,871	6,738	72,898
Cash Costs before by-product credits	92,559	183,544	98,050	89,071	69,675	78,410	611,309
Silver segment by-product credits	(69,905)	(168,333)	(84,544)	(78,907)	(22,573)	(30,211)	(454,472)
Cash Costs	22,654	15,211	13,506	10,164	47,102	48,200	156,836

NRV inventory adjustments	—	7,885	—	—	—	(8,240)	(356)
Sustaining capital	9,721	49,660	10,936	12,599	4,960	2,757	90,632
Exploration and project development	1,445	1,105	13	327	—	305	3,195
Reclamation cost accretion	576	2,240	723	436	311	2,319	6,605
All-in sustaining costs(1)	34,396	76,100	25,178	23,526	52,373	45,341	256,913

Silver segment silver ounces sold (koz)	7,583	4,924	3,253	2,335	4,003	2,460	24,559
Cash cost per ounce sold	2.99	3.09	4.15	4.35	11.77	19.59	6.39
AISC per ounce sold	4.54	15.45	7.74	10.08	13.08	18.43	10.46
AISC per ounce sold (excluding NRV inventory adjustments)	4.54	13.85	7.74	10.08	13.08	21.78	10.48

SILVER SEGMENT(1)	Year ended December 31, 2018
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	70,248	179,165	75,382	68,068	33,461	85,468	511,793
NRV inventory adjustments		(24,567)				238	(24,329)
On-site direct operating costs	70,248	154,598	75,382	68,068	33,461	85,705	487,463
Royalties	616	7,991	—	—	9,943	2,124	20,673
Smelting, refining & direct selling costs	8,537	129	21,326	13,313	7,451	2,363	53,119
Cash Costs before by-product credits	79,401	162,718	96,708	81,381	50,855	90,192	561,256
Silver segment by-product credits	(63,442)	(170,337)	(91,155)	(93,142)	(20,829)	(44,420)	(483,325)
Cash Costs	15,959	(7,618)	5,553	(11,761)	30,026	45,772	77,931

NRV inventory adjustments	—	24,567	—	—	—	(238)	24,329
Sustaining capital	15,462	48,842	17,761	15,038	6,983	2,827	106,913
Exploration and project development	880	1,594	660	598	—	744	4,476
Reclamation cost accretion	457	1,405	609	347	252	2,832	5,902
All-in sustaining costs	32,758	68,790	24,583	4,222	37,261	51,937	219,552

Silver segment silver ounces sold (koz)	7,069	4,205	3,094	2,652	3,054	3,086	23,160
Cash cost per ounce sold(2)	2.26	(1.81)	1.79	(4.43)	9.83	14.83	3.36
AISC per ounce sold	4.63	16.36	7.95	1.59	12.20	16.83	9.48
AISC per ounce sold (excluding NRV inventory adjustments)	4.63	10.52	7.95	1.59	12.20	16.91	8.43

(1)
2018 AISC per ounce sold included in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the company to calculate the 2019 AISC per ounce sold. The change in methodology relates to the sustaining capital calculation to account for the adoption of IFRS 16, and sustaining capital now includes lease payments. Previously leased assets were included as sustaining capital in the period of acquisition, while future related lease payments were excluded.

(2)
Cash costs per ounce sold are calculated based on Cash Costs, net of by-product credits divided by per ounce of silver sold and are therefore different from previously reported 2018 "Cash Costs" which were calculated based on cash costs net of by-product credits divided by payable silver ounces produced. The 2018 cash costs per ounce sold included in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the company to calculate the 2019 cash cost per ounce sold.

PAN AMERICAN SILVER CORP.	18

Q4 2019 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

Gold Segment Cash Costs and AISC by mine:

GOLD SEGMENT	Three months ended December 31, 2019
(In thousands of USD, except as noted)	Shahuindo	La Arena	Timmins(1)	Total
Production Costs	25,375	28,603	39,173	93,151
Purchase Price Allocation Inventory Fair Value Adjustment	(916)	(750)	(17)	(1,683)
NRV inventory adjustments	—	—	—	—
On-site direct operating costs	24,459	27,853	39,156	91,468
Royalties	—	—	1,912	1,912
Smelting, refining & direct selling costs	173	118	35	326
Cash Costs before by-product credits	24,632	27,971	41,103	93,706
Gold segment by-product credits	(507)	(92)	(91)	(690)
Cash Costs of Sales	24,125	27,879	41,012	93,016

NRV inventory adjustments	—	—	—	—
Sustaining capital	14,156	8,382	4,066	26,603
Exploration and project development	82	33	518	633
Reclamation cost accretion	290	447	40	777
All-in sustaining costs	38,653	36,740	45,636	121,030

Gold segment gold ounces sold	39,849	48,062	46,400	134,310
Cash cost per ounce sold	605	580	884	693
AISC per ounce sold	970	764	984	901
AISC per ounce sold (excluding NRV inventory adjustments)	970	764	984	901

GOLD SEGMENT	Year ended December 31, 2019
(In thousands of USD, except as noted)	Shahuindo	La Arena	Timmins(1)	Total
Production Costs	90,877	99,915	133,863	324,655
Purchase Price Allocation Inventory Fair Value Adjustment	(14,003)	(19,978)	(9,414)	(43,395)
NRV inventory adjustments	—	—	—	—
On-site direct operating costs	76,874	79,937	124,449	281,260
Royalties	—	—	5,308	5,308
Smelting, refining & direct selling costs	501	345	107	953
Cash Costs before by-product credits	77,375	80,282	129,864	287,521
Gold segment by-product credits	(1,411)	(278)	(279)	(1,968)
Cash Costs of Sales	75,964	80,004	129,585	285,553

NRV inventory adjustments	—	—	—	—
Sustaining capital	29,873	47,557	11,035	88,464
Exploration and project development	787	358	2,259	3,404
Reclamation cost accretion	983	1,515	139	2,637
All-in sustaining costs	107,607	129,434	143,019	380,059

Gold segment gold ounces sold	133,298	124,206	143,300	400,804
Cash cost per ounce sold	570	644	904	712
AISC per ounce sold	807	1,042	998	948
AISC per ounce sold (excluding NRV inventory adjustments)	807	1,042	998	948

(1)	Timmins refers to the Timmins West and Bell Creek mines.

PAN AMERICAN SILVER CORP.	19

Q4 2019 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

Adjusted Earnings and Basic Adjusted Earnings Per Share

Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings as it eliminates items that in management's judgment are subject to volatility as a result of factors which are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

The following table shows a reconciliation of adjusted loss and earnings for the year and three months ended December 31, 2019 and 2018, to the net earnings for each period.

	Three months ended December 31,		Year ended December 31,
(In thousands of USD, except as noted)	2019	2018	2019	2018
Net earnings (loss) for the period	$51,706	$(63,577)	$111,244	$12,041
Adjust for:
Loss on derivatives	—	60	14	1,078
Impairment charges	40,050	27,789	40,050	27,789
Write-down of project development costs	—	—	1,882	—
Unrealized foreign exchange (gains) losses	(1,395)	(348)	6,057	10,337
Net realizable value adjustments to heap inventory	4,128	12,977	29,833	24,082
Unrealized (gains) losses on commodity and foreign currency contracts	(1,046)	765	(646)	(2,481)
Share of (income) loss from associate and dilution gain	(14,246)	182	(15,245)	(13,679)
Reversal of previously accrued tax liabilities	—	—	—	(1,188)
Metal inventory loss	—	4,670	—	4,670
(Gains) losses on sale of mineral properties, plant and equipment	(1,040)	56	(3,858)	(7,973)
Closure and decommissioning liability adjustment	—	2,832	—	2,832
Transaction and integration costs	(197)	10,229	7,515	10,229
Adjust for effect of taxes relating to the above	$(1,455)	$(5,832)	$(11,208)	$(9,914)
Adjust for effect of foreign exchange on taxes	(7,597)	8,175	(7,651)	1,611
Adjusted earnings (loss) for the period	$68,908	$(2,022)	$157,987	$59,434
Weighted average shares for the period	209,671	153,352	201,397	153,315
Adjusted earnings (loss) per share for the period	$0.33	$(0.01)	$0.78	$0.39

PAN AMERICAN SILVER CORP.	20

About Pan American Silver
Pan American is the world's second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate mines in Mexico, Peru, Canada, Argentina and Bolivia. In addition, we own the Escobal mine in Guatemala that is currently not operating. Pan American has a 25-year history of operating in Latin America, earning an industry-leading reputation for operational excellence and corporate social responsibility. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

Learn more at panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President, Technical Services & Process Optimization, who is the Company's Qualified Person for the purposes of National Instrument 43-101. For additional information about Pan American's material mineral properties, please refer to Pan American's Annual Information Form dated March 12, 2019, filed at www.sedar.com, or Pan American's most recent Form 40-F furnished to the SEC.

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals in 2020, our estimated Cash Costs and AISC in 2020 and future operating margins and cash flow; the ability of the Company to successfully complete any capital projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on the Company; the approval or the amount of any future cash dividends; the future results of exploration activities; and our portfolio growth profile.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our ability to realize the anticipated benefits and opportunities as a result of the acquisition of Tahoe; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our development projects are completed and perform in accordance with current expectations; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso, Bolivian boliviano, and Guatemalan quetzal versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local

PAN AMERICAN SILVER CORP.	21

Q4 2019 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, including legal restrictions relating to mining, including those in Chubut, Argentina, risks relating to expropriation, and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; risks of liability relating to our past sale of the Quiruvilca mine in Peru; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form, each filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	22